UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

AlerisLife Inc.

(Name of Subject Company)

AlerisLife Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33832D205

(CUSIP Number of Common Stock)

Jeffrey C. Leer

President and Chief Executive Officer

Two Newton Place

255 Washington Street

Suite 230

Newton, Massachusetts 02458

(617) 796-8387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary Blume

Suni Sreepada

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7663

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by AlerisLife Inc., a Maryland corporation (the “Company”), on February 17, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by ABP Acquisition 2 LLC (“Purchaser”), a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), which is a wholly owned subsidiary of ABP Trust, whose sole trustee and controlling shareholder is Adam D. Portnoy, one of the Company’s managing directors and the chair of its Board of Directors (the “Board”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price per Share equal to $1.31, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, ABP and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The merger, together with the Offer and the other transactions contemplated by the Merger Agreement, are referred to as the “Transactions.” The Offer is described in the Tender Offer Statement on Schedule TO filed by ABP and Purchaser with the SEC on February 17, 2023, as amended or supplemented from time to time.

Eight demand letters have been sent to Ropes & Gray LLP, counsel to the Special Committee of the Board (the “Special Committee”), by purported stockholders, which generally seek certain information allegedly omitted from the Schedule 14D-9 be disclosed or alleged misstatements in the Schedule 14D-9 to be corrected. In addition, purported stockholders have filed six complaints alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading:

•	On March 1, 2023, a purported stockholder of the Company named Susan Finger filed a complaint against the Company and members of the Board in the United States District Court for the Southern District of New York, captioned Finger v. AlerisLife Inc. et al. Case No. 1:23-cv-01771.

•	On March 2, 2023, another purported stockholder of the Company named William Johnson filed a complaint against the Company, members of the Board and Michael E. Wagner in the United States District Court for the Southern District of New York, captioned Johnson v. AlerisLife Inc. et al., Case No. 1:23-cv-01824.

•	On March 3, 2023, another purported stockholder of the Company named John Ryan filed a complaint against the Company, members of the Board and Michael E. Wagner in the United States District Court for the Southern District of New York, captioned Ryan v. AlerisLife Inc. et al., Case No. 1:23-cv-01873.

•	Also on March 3, 2023, another purported stockholder of the Company named Nechama Gross filed a complaint against the Company, members of the Board and Michael E. Wagner in the United States District Court for the Southern District of New York, captioned Gross v. AlerisLife Inc. et al., Case No. 1:23-cv-01881.

•	On March 6, 2023, two purported stockholders of the Company named Tim Burns and Frank Vallis filed a complaint, both on individual basis and as a putative class action, against the Company, members of the Board, ABP Trust, Purchaser, ABP and Diversified Healthcare Trust in the Circuit Court for Baltimore City, captioned Burns, et al. v. AlerisLife Inc., et al., Case No. 24-C-23-001390.

•	On or about March 7, 2023, another purported stockholder of the Company named Matthew Whitfield filed a complaint, both on individual basis and as a putative class action, against the Company and members of the Board in the Circuit Court for Baltimore City. As of the time of this filing, no case number has been assigned.

The complaints filed in the above-referenced federal actions (the “Federal Complaints”) allege, among other things, that the defendants violated Sections 14(e) and 14(d), as well as Rule 14d-9 promulgated thereunder, of the Securities Exchange Act of 1934 by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9. Those complaints allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. The Federal Complaints additionally allege violations of Section 20(a) of the Exchange Act against the individual defendants by influencing and controlling the dissemination of certain statements which are allegedly false and misleading. The Federal Complaints seek, among other things, (i) an order enjoining consummation of the Transactions; (ii) rescission of the Transactions if they have already been consummated and rescissory damages; and (iii) an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees.

The two complaints filed in the above-referenced actions in the Circuit Court for Baltimore City allege, among other things, that the individual defendants breached their fiduciary duties in connection with the Offer. Those complaints seek, among other things, (i) declaration that the actions are properly maintainable as a class action and certification that the plaintiffs are class representatives; (ii) injunctive relief preventing the consummation of the Transactions; (iii) rescissory damages or rescission in the event the Transactions are consummated; (iv) an accounting of purported damages; and (v) an award of plaintiff’s expenses and attorneys’ fees. We refer to the above-referenced actions collectively as the “Tender Offer Litigation.”

The outcome of the matters described above cannot be predicted with certainty. Additional complaints or demand letters may be filed against or received by the Company, the Board, Parent, Purchaser, ABP Trust and/or Adam D. Portnoy in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Parent, Purchaser, ABP Trust or Adam D. Portnoy will not necessarily announce such additional filings. If a preliminary injunction were to be granted it could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of such Transactions.

The Company believes the allegations and claims asserted in the Tender Offer Litigation are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer Litigation, and without admitting any liability or wrongdoing, the Company is hereby voluntarily amending and supplementing the Schedule 14D-9 as described in this Amendment. The Company denies that it has violated any laws or that the Company or any member of the Company Board breached any duties to the Company’s stockholders. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The following supplemental disclosures will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. Eastern Time, on March 17, 2023, unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

The bold and underlined language is added to the eleventh paragraph of the “Background of the Offer and Merger—Background of the Offer” section on page 12:

On September 24, 2022, the chief executive officer of Party A sent an email to Ms. Clark and, on October 6, 2022, sent another email to Ms. Clark and Mr. Portnoy. Each email stated Party A’s belief that a transaction between the Company and Party A would be an attractive option for the Company and RMR. Neither email reiterated the Party A Proposal or proposed new terms. Ms. Clark notified the Board about the correspondence, but did not respond to Party A. The Company did not enter into any confidentiality agreement or standstill agreement with Party A.

The bold and underlined language is added to the thirteenth paragraph of the “Background of the Offer and Merger—Background of the Offer” section on page 13:

The Board resolved that the Special Committee could execute and deliver agreements, documents and other instruments and engage advisors, as deemed by the Special Committee in its discretion to be necessary, convenient or desirable to explore, evaluate, negotiate and assess whether to proceed (or not to proceed), on behalf of the Company, a potential strategic transaction with ABP.

The bold and underlined language is added to the twenty-ninth paragraph of the “Background of the Offer and Merger—Background of the Offer” section on page 16:

On January 26, 2023, the Board received an unsolicited letter from the chief executive manager of a newly formed LLC, (“Party B”) stating that Party B was interested in acquiring the Company for aggregate consideration of $75 million (the “Party B Proposal”). The Company, Adam D. Portnoy and RMR had no prior relationship with Party B before receipt of the Party B Proposal.

The bold and underlined language is added to the forty-second paragraph of the “Background of the Offer and Merger—Background of the Offer” section on page 19:

On the morning of February 3, 2023, prior to the opening of trading of shares of the Company’s Common Stock on Nasdaq, the Company issued a press release announcing the execution of the Merger Agreement. The Board also sent a response letter to Party B stating that the Board did not intend to pursue a transaction with Party B. The Company did not enter into any confidentiality agreement or standstill agreement with Party B.

The bold and underlined language is added to the second sentence of the ninth paragraph under “Opinion of Financial Advisor to the Special Committee” on page 26:

No company, business or transaction reviewed is identical or directly comparable to the Company or the Transactions nor, except for the ranges of multiples applied in the analyses described below, were individual multiples derived for selected transactions or companies independently determinative of the results derived from such analyses, and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results from any particular analysis.

The bold and strike through text is deleted from, and the bold and underlined language is added to, the first sentence of the first paragraph under “Opinion of Financial Advisor to the Special Committee—February 2, 2023 Financial Presentation to the Special Committee—Financial Analyses— Selected Precedent Transactions Analysis” on page 27 and the list of selected transactions immediately following such paragraph is deleted:

Using publicly available information, Citi reviewed financial data relating to ~~the following~~ 13 selected transactions, as noted below, that Citi viewed as generally relevant for purposes of analysis as transactions involving target companies focused on operating senior housing and other healthcare-related facilities (collectively, the “Selected Transactions”)~~:~~.

The bold and strike through text is deleted from, and the bold and underlined language is added to, the first sentence of the third paragraph under “Opinion of Financial Advisor to the Special Committee—February 2, 2023 Financial Presentation to the Special Committee—Financial Analyses—Selected Precedent Transactions Analysis” on page 27 and the following list of selected transactions and related information is added after such sentence and the second sentence of such paragraph is moved under such list:

The overall low to high next 12 months estimated EBITDA multiples observed for the Selected Transactions was 10.1x to 10.3x (with a mean and median of 10.2x)~~.~~, as indicated below (individual multiples below are for informational purposes and “NA” denotes not publicly available):

Announcement Date	Acquiror		Target		NTM Estimated EBITDA Multiples
November 2022	•	Cogir Management USA Inc.	•	Cadence Living LLC	NA
November 2022	•	U.S. Physical Therapy, Inc.	•	14-Clinic Physical Therapy Practice	NA
October 2022	•	Lee Equity Partners, LLC / Coastwood Senior Housing Partners, LLC	•	Discovery Senior Living, LLC	NA
October 2021	•	Conversant Capital LLC	•	Sonida Senior Living, Inc.	10.3x
June 2021	•	Atria Senior Living, Inc.	•	Holiday Retirement (management services business)	NA
July 2018	•	RegionalCare Hospital Partners Holdings, Inc.	•	LifePoint Health, Inc.	NA
June 2018	•	KKR & Co. L.P.	•	Envision Healthcare Corporation	10.1x
April 2018	•	ProMedica Health System Inc. / Welltower Inc.	•	HCR ManorCare Inc.	NA
December 2017	•	Humana Inc. / TPG Inc. / Welsh, Carson, Anderson & Stowe	•	Kindred Healthcare, Inc.	NA
February 2015	•	Kindred Healthcare, Inc.	•	Gentiva Health Services, Inc.	NA
August 2014	•	Genesis Healthcare, LLC	•	Skilled Healthcare Group, Inc.	NA
July 2014	•	Brookdale Senior Living Inc.	•	Emeritus Corporation	NA
September 2013	•	Gentiva Health Services, Inc.	•	Harden Healthcare Holdings, Inc.	NA

The bold and strike through text is deleted from, and the bold and underlined language is added to, the third sentence of the paragraph under “Opinion of Financial Advisor to the Special Committee—February 2, 2023 Financial Presentation to the Special Committee—Financial Analyses—Discounted Cash Flow Analysis” on page 28:

Citi calculated implied terminal values for the Company by applying to the Company’s unlevered, after-tax free cash flows a ~~selected~~ range of perpetuity growth rates of 1.0% to 3.0% selected based on Citi’s professional judgment.

The bold and underlined language is added to the fourth sentence of the paragraph under “Opinion of Financial Advisor to the Special Committee—February 2, 2023 Financial Presentation to the Special Committee—Financial Analyses—Discounted Cash Flow Analysis” on page 28:

The present values (as of December 31, 2022) of the cash flows and terminal values were then calculated using a selected range of discount rates of 17.7% to 19.8% derived from a weighted average cost of capital calculation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2023	ALERISLIFE INC.

	By:	/s/ Jeffrey C. Leer
Name: Jeffrey C. Leer Title: President and Chief Executive Officer